SECURITI[illegible] 06009351 [illegible]ION

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SEC FILE NUMBER
8- 19318

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 28 2006 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox, Reusch & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Tri-State Building
(No. and Street)

Cincinnati (City) Ohio (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George W. Meyers (513) 721-1331
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, George W. Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox, Reusch & Co., Inc., as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

COLE A. BIELER, Attorney at Law
NOTARY PUBLIC-STATE OF OHIO
My Commission has no expiration date. Section 147.03 R. C.

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fox, Reusch & Co., Inc.

Financial Report

June 30, 2006

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Fox, Reusch & Co., Inc.

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Fox, Reusch & Co., Inc. as of June 30, 2006 and June 30, 2005, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox, Reusch & Co., Inc. as of June 30, 2006 and June 30, 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

July 19, 2006

Fox, Reusch & Co., Inc.

Statements of Financial Condition

Assets	June 30, 2006	June 30, 2005
Cash and cash equivalents	$ 208,839	$ 118,982
Cash segregated for the exclusive benefit of customers	38,042	37,938
Receivables	3,500	7,825
Income taxes receivable	525	525
Prepaid expenses	3,718	3,718
Securities owned	111,555	214,385
Deferred tax asset	25,905	13,760
Equipment, net of accumulated depreciation	8,674	10,293
Total Assets	$ 400,758	$ 407,426

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable	$ 6,304	$ 14,056
Accrued expenses	80	19
Total Liabilities	6,384	14,075
Shareholders' Equity		
Common stock, no par value; 250 shares authorized; 52 shares issued and outstanding	52,000	52,000
Additional paid-in capital	200,000	150,000
Retained earnings	292,971	341,948
Total	544,971	543,948
Less 26.1 shares treasury stock	(150,597)	(150,597)
Total Shareholders' Equity	394,374	393,351
Total Liabilities and Shareholders' Equity	$ 400,758	$ 407,426

The accompanying notes are an integral part of these financial statements

Fox, Reusch & Co., Inc.

Statements of Income

	For The Years Ended	
	June 30, 2006	June 30, 2005
Revenues		
Net gain on security transactions	$ 212,165	$ 229,560
Expense reimbursement from affiliated companies	52,200	23,150
Interest income	4,241	6,396
Dividend income	-	272
	268,606	259,378
Operating Expenses		
Employee compensation and benefits	189,716	195,567
Legal and professional	15,000	15,000
Communications	32,614	32,691
Occupancy and equipment rental	39,292	45,242
Promotional costs	18,254	2,247
Other operating expenses	34,852	28,889
Total operating expenses	329,728	319,636
Net Loss Before Income Tax Benefit	(61,122)	(60,258)
Income Tax Benefit	(12,145)	(15,964)
Net Loss	$ (48,977)	$ (44,294)

The accompanying notes are an integral part of these financial statements

Fox, Reusch & Co., Inc.

Statements of Changes in Shareholders' Equity
For the Years Ended June 30, 2006
and June 30, 2005

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Treasury Stock
Balance June 30, 2004	$ 52,000	$ 100,000	386,242	$ 150,597
Additional capital contribution		50,000		
Net Loss			(44,294)	
Balance June 30, 2005	52,000	150,000	341,948	150,597
Additional capital contribution		50,000		
Net Loss			(48,977)	
Balance June 30, 2006	$ 52,000	$ 200,000	$ 292,971	$ 150,597

The accompanying notes are an integral part of the financial statements.

Fox, Reusch & Co., Inc.

Statement of Cash Flows

	For The Years Ended	
	June 30, 2006	June 30, 2005
Operating Activities		
Net Loss	$ (48,977)	$ (44,294)
Adjustments to reconcile loss to net cash provided by operating activities:		
Depreciation	3,124	1,422
Deferred income taxes	(12,145)	(13,760)
Changes in operating assets and liabilities:		
Cash segregated for the exclusive benefit of customers	(104)	(2,252)
Accounts receivable	4,325	10,196
Securities owned	102,830	47,155
Other assets	-	(300)
Accounts payable	(7,752)	6,087
Accrued expenses and other current liabilities	61	(1)
Net Cash Provided by Operating Activities	41,362	4,253
Investing Activities		
Purchases of equipment	(1,505)	(11,436)
Net Cash Used In Investing Activities	(1,505)	(11,436)
Financing Activities		
Additional capital contributions	50,000	50,000
Net Cash Provided by Financing Activities	50,000	50,000
Increase in Cash and Cash Equivalents	89,857	42,817
Cash and Cash Equivalents at Beginning of Year	118,982	76,165
Cash and Cash Equivalents at End of Year	$ 208,839	$ 118,982

The accompanying notes are an integral part of these financial statements.

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2006

Note 1 - Significant Accounting Policies

Description of Business
Fox, Reusch & Co., Inc. (the "Company"), an Ohio Corporation, provides brokerage services specializing in the trading of municipal securities.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Security transactions and related revenue and expense are recognized based on the trade date basis, regardless of when the transactions are settled.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Statement of Cash Flows
Cash equivalents consist of demand deposits held by banks and money market funds invested in short term investments. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item. The Company did not pay interest but paid income taxes of $-0- and $(8,688) during the years ended June 30, 2006 and June 30, 2005, respectively.

Securities Owned
Securities owned are valued at market value. Some of these securities are not readily marketable but are valued at estimated fair value as determined by management. The resulting differences between cost and market (or estimated fair value) are included in income.

Concentrations of Credit Risk
Cash deposits are insured up to $100,000 by the federal deposit insurance corporation. Cash deposits were $108,839 in excess of the insured amount as of June 30, 2006.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $38,042 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2006

Note 3 – Securities Owned

Securities owned consist of trading securities at quoted market value or at estimated fair value as determined by management. Following is a summary of these investments as of June 30, 2006:

Municipal obligations	$ 925
Corporate stocks and other	110,630
	$ 111,555

Note 4 – Income Taxes

The Company files annual tax returns based on calendar year income rather than book income which is reported on a fiscal year basis. Accrued income taxes represent an estimate of taxes due on income for the six months ended June 30, 2006 and June 30, 2005 and any balances due from previously filed returns. Temporary differences giving rise to the deferred tax asset of $25,905 consist of unused net operating loss carryforwards of $143,981 that may be applied against future taxable income and that expire in 2024, 2025, and 2026. The allocation of income tax expenses (benefits) is as follows for the years ended June 30:

	2006	2005
Current Local	$ -	$ 1,525
Current Federal	-	(3,729)
Deferred Local	(1,524)	(3,544)
Deferred Federal	(10,621)	(10,216)
	$ (12,145)	$ (15,964)

Note 5 – Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ending June 30	
2007	$ 35,431
2008	35,431
2009	35,431
2010	35,431
2011	5,905

Rental expenses for the years ended in 2006 and 2005 were $39,292 and $45,242, respectively.

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2006

Note 6 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On June 30, 2006, the Company had net capital of $310,236, which was $60,236 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 2.1%.

Note 7 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the June 30, 2006 unaudited Focus report and this report. The net effect on net capital was a decrease of $6,999.

Net capital as reported on the unaudited Focus report of June 30, 2006	$	317,235
Increase in shareholders' equity as a result of post Focus accrual adjustments		22,654
Increase in non-allowable assets as a result of post-Focus accrual adjustments		(29,904)
Decrease in securities haircuts		251
Net Capital as Audited	$	310,236

Note 8 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker and dealer, the Company is engaged in various securities trading, brokerage and clearing activities serving a diverse group of institutional and individual investors and other brokers and dealers. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of its clients. The Company's exposure to credit risk associated with nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the client's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Note 9 – Related Party Transactions

A substantial portion of the Company's revenues are derived from related individuals and entities partially owned by related individuals. During the year ended June 30, 2006, security sales to related individuals and entities were over 95% of all security sales. In addition, certain overhead costs of the Company are reimbursed by these affiliated entities. The reimbursement of overhead costs amounted to $52,200 and $23,150 in the years ended June 30, 2006 and June 30, 2005.

Fox, Reusch & Co., Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
June 30, 2006

Net Capital		
Shareholders' equity		$ 394,374
Less nonallowable assets		60,822
Net capital before haircuts on securities positions		333,552
Haircuts on securities:		
State and municipal government obligations	925	
Stocks and warrants	16,595	
Undue concentrations	5,796	(23,316)
Net capital		$ 310,236
Aggregate Indebtedness		$ 6,384
Net capital required based on aggregate indebtedness		$ 426
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)		$ 250,000
Excess Net Capital		$ 60,236
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)		$ 309,598
Percentage of Aggregate Indebtedness to Net Capital		2.1%

Fox, Reusch & Co., Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
June 30, 2006

Credit Balances	$ -
Debit Balances	$ -
Amount Required to Be on Deposit in Reserve Bank Account	$ -
Amount Held on Deposit in Reserve Bank Account	$ 38,042

Note - No material difference exists between the above schedule which is based on the accompanying financial statements and the unaudited schedule filed in Part II of the FOCUS report.

Fox, Reusch & Co., Inc.

Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
June 30, 2006

Market Value and Number of Items of:

1 Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ None
Number of items:	None
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ None
Number of items:	None

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Fox, Reusch & Co., Inc.

In planning and performing our audit of the financial statements of Fox, Reusch & Co., Inc. for the year ended June 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to

To the Board of Directors of
Fox, Reusch & Co., Inc.
Page Two

permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the internal control and its operation that we consider to be a material weakness as defined above:

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
July 19, 2006